As filed with the Securities and Exchange Commission on November 19, 2003

File No.: 333-109626

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3/A
AMENDMENT NO. 1 TO
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

AUTHENTIDATE HOLDING CORP.
(Exact name of Registrant as specified in its charter)

Delaware	2165 Technology Drive	14-1673067
(State of Incorporation)	Schenectady, NY 12308	(I.R.S. Employer
	(518) 346-7799	Identification Number)

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

John T. Botti
Chief Executive Officer
2165 Technology Drive
Schenectady, NY 12308
(518) 346-7799
(Name and address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Victor J. DiGioia, Esq.
Michael A. Goldstein, Esq.
GOLDSTEIN & DIGIOIA, LLP
45 Broadway
New York, New York 10006
Telephone (212) 599-3322
Facsimile (212) 557-0295

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plan, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ____________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ____________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered	Amount to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, $.001 par value (2)	823,333	$6.195	$5,100,548	$412.64	*
Common Stock, $.001 par value (3)	366,400	$6.195	$2,269,848	$183.63	*
Common Stock, $.001 par value	206,667	$6.195	$1,280,302	$103.58	*
Common Stock, $.001 par value (4)	172,900	$6.195	$1,071,116	$86.65	*
Common Stock, $.001 par value (5)	82,333	$6.195	$510,053	$41.26	*

Total	1,651,633		$10,231,867	$827.76	*

*	Previously paid on October 10, 2003.
(1)
Estimated solely for the purpose of determining the registration fee, in accordance with Rule 457(c), based on the average high and low prices of one share of Authentidate Holding Corp.’s Common Stock as reported on the Nasdaq National Market on October 7, 2003 ($6.195).

(2)
Represents shares of Common Stock issuable upon exercise of outstanding Convertible Debentures held by certain Selling Security Holders. Pursuant to Rule 416, there are also being registered such additional number of shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of the Debentures.

(3)
Represents shares of Common Stock issuable upon exercise of outstanding Common Stock Purchase Warrants held by certain Selling Security Holders. Pursuant to Rule 416, there are also being registered such additional number of shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of the Warrants.

(4)
Represents the anticipated maximum number of Shares of Common Stock which may be issued to holders of the debentures in payment of interest accruing thereon, based upon the value of the interest which the Company is obligated to pay for a maximum period of 3 years on an aggregate principal amount of $2,470,000 of debentures at the conversion rate of $3.00 per share.

(5)	Represents estimated number of shares which are issuable pursuant to certain anti-dilution provisions of the Convertible Debentures.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a) may determine.

THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to completion, dated November 19, 2003

1,651,633 Shares

AUTHENTIDATE HOLDING CORP.

Common Stock

We are registering for resale an aggregate of 1,651,633 shares of common stock, $.001 par value of Authentidate Holding Corp., held by or to be issued to certain of our security holders as follows: 823,333 shares of common stock issuable upon conversion of convertible debentures; an aggregate of 206,667 shares of common stock currently held by certain selling security holders; an aggregate of 366,400 shares issuable upon the exercise of common stock purchase warrants; an aggregate of 172,900 shares of common stock which we may issue as interest payments on the debentures; and an aggregate of 82,333 shares of common stock which we may issue pursuant to the weighted-average anti-dilution provisions of the debentures.

We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.

Our common stock is traded in the over-the counter market and is quoted on the Nasdaq National Market under the symbol “ADAT”. On November 17, 2003, the closing price for the common stock as reported on Nasdaq was $13.99.

The shares may be sold from time to time by the selling security holders, or by their transferees. No underwriting arrangements have been entered into by the selling security holders. The distribution of the shares by the selling security holders may be effected in one or more transactions that may take place on the over the counter market, including ordinary brokers transactions, privately negotiated transactions or through sales to one or more dealers for resale of the shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling security holders in connection with such sales. The selling security holders and intermediaries through whom such shares are sold may be deemed underwriters within the meaning of the Act, with respect to the shares offered by them.

PLEASE SEE “RISK FACTORS” BEGINNING ON PAGE 12 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus dated ____________, 2003

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AVAILABLE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file reports and other information with the Securities and Exchange Commission. Reports, proxy and information statements and other information that we file with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Northeast Regional Office, Securities and Exchange Commission, 233 Broadway, New York, New York 10279; and Chicago Regional Office, 500 West Madison Street, Room 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site, http:// www.sec.gov, that contains reports, proxy and information statements and other information that we file electronically with the SEC.

We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in or annexed as exhibits to the registration statement. For further information with respect to our company and the shares of common stock offered by this prospectus, reference is made to the registration statement and to the financial statements, schedules and exhibits filed as part thereof or incorporated by reference herein. Copies of the registration statement, together with such financial statements, schedules and exhibits, may be obtained from the public reference facilities of the Commission at the addresses listed above, upon payment of the charges prescribed therefor by the Commission. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other documents, each such statement being qualified in its entirety by such reference. Copies of such contracts or other documents, to the extent that they are exhibits to this registration statement, may be obtained from the public reference facilities of the Commission, upon the payment of the charges prescribed therefor by the Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, heretofore filed by Authentidate Holding Corp. with the Commission pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein:

1.	Our Annual Report on Form 10-K/A for the fiscal year ended June 30, 2003.

2.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003.

3.	Our Reports on Form 8-K dated September 12, 2003, September 22, October 2, 2003 and November 17, 2003.

4.	A description of our common stock contained in our registration statement on Form 8-A filed April 17, 2000.

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Each document filed subsequent to the date of this prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and shall be part hereof from the date of filing of such document.

We will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Authentidate Holding Corp., 2165 Technology Drive, Schenectady, New York 12308, telephone (518) 346-7799, Attention: Chief Financial Officer.

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PROSPECTUS SUMMARY

      The following summary is intended to set forth certain pertinent facts and highlights from material contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2003 and our other reports as filed with the Securities and Exchange Commission, all of which are incorporated by reference into this prospectus.

AUTHENTIDATE HOLDING CORP.

Our Business

Authentidate Holding Corp. (“AHC”), its subsidiaries DJS Marketing Group, Inc. (“DJS”), Authentidate, Inc., Authentidate International, AG and Trac Medical Solutions, Inc. (f/k/a WebCMN, Inc.) are engaged in the following businesses:

•	the development, assembly and distribution of document imaging software and systems;

•	the development and sale of authentication software products; and

•	the sale and integration of computer systems and related peripheral equipment, components, and accessories and the provision of network and internet services.

AHC was formerly known as Bitwise Designs, Inc. The name change was approved by our shareholders at our March 23, 2001 Annual Meeting.

We established our DocStar division in 1996. Through our DocStar division, we develop document imaging software and market and sell the software products, either as a stand-alone product or integrated with hardware. Sales of our DocStar products are made through a national dealer network.

In March 1996, we acquired DJS (d.b.a Computer Professionals), a systems integrator and computer reseller in Albany, New York. DJS is an authorized sales and support provider for software products such as Microsoft Solutions and Lotus Notes and hardware items, including IBM and Compaq. DJS also provides information technology services in its market area of upstate New York.

We established our Authentidate subsidiary during the fiscal year ended June 30, 2000 to engage in the business of providing end users with a service providing for the storage, confirmation and authentication of electronic data and images. Authentidate is the process of selling its product to commercial and government customers.

On July 31, 2002, we entered into a strategic alliance agreement with the United States Postal Service to serve as the preferred provider of the USPS Electronic Postmark® (EPM) service. Under the terms of the agreement, our subsidiary, AuthentiDate, Inc., provides the management, technology and support for the United States Postal Service’s EPM system. The USPS Electronic Postmark® provides evidence that the content of a document or file existed at a specific date and time and is intended to protect the integrity of the document or file by ensuring that it cannot be altered without detection. The EPM uses our patent pending technology offering highly sophisticated encryption methodology ensuring document authenticity and is intended to be able to be added to any application regardless of the computing platform or operating system.

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Subsequent to the formation of Authentidate, we established, with a German entity, Authentidate International, A.G., a German corporation, to market the Authentidate service in certain foreign countries, including the European marketplace. Authentidate International is based in the vicinity of Dusseldorf, Germany. In March 2002, Authentidate International became a wholly-owned subsidiary of AHC. Authentidate International is presently focused on selling its software solutions in Germany.

Our subsidiary, Trac Medical Solutions, Inc., has developed a business model applying the Authentidate technology to the medical supply industry relating to the automation and processing of Certificates of Medical Necessity (a “CMN”) and other medical forms. During the fiscal year ended June 30, 2003, Trac Medical Solutions was engaged in product and market development and began marketing and selling its service. In March 2003, we acquired all the outstanding stock of Trac Medical Solutions previously held by four other shareholders. Prior to the acquisition, we owned 85.8% of the oustanding stock of Trac Medical Solutions. As a result of the acquisition, we now own 100% of Trac Medical Solutions. The parties completed the transaction effective on March 18, 2003. The acquisition did not have a material effect upon our financial condition.

We have been a 50% partner in a joint venture called Authentidate Sports, Inc., which was established during the fiscal year ended June 30, 2001. Our co-venturer was Internet Venture Capital, LLC, a partner experienced in the sports memorabilia industry. Through Authentidate Sports, we were developing a service to apply the Authentidate technology to the field of signature authentication as it relates to sports memorabilia and entertainment collectibles. During the fiscal year ended June 30, 2003, we ceased operations of Authentidate Sports due to its inability to generate meaningful sales. We may in the future revive the operations of Authentidate Sports if we are able to attract an industry partner.

INDUSTRY OVERVIEW

Along with our subsidiaries and joint venture, we offer the following suite of products and services:

•	document imaging software and systems;

•	authentication software services; and

•	the sale of personal computers, workstations and portable personal computers as well as microcomputer peripherals, networks, components accessories, Internet/Intranet development and services.

While the market for our products and services is highly competitive and rapidly changing, these markets have experienced significant growth over the last decade and we believe such growth will continue.

Products and Services

Document Imaging Systems

In January 1996 we introduced our document imaging management system on a national level under the tradename DocStar. Our DocStar product enables users to scan paper documents

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onto an optical disk, hard drive or other storage medium from which they can be retrieved in seconds. This system allows users to eliminate or significantly reduce paper filing systems. We believe that a broad spectrum of businesses and governmental agencies experience the problem of storage, management and security of paper documents. The DocStar product line is intended to provide a cost effective method of reducing the space necessary to store documents while granting a user the ability to instantly retrieve documents. We sell the DocStar software as a stand- alone product or as part of an integrated system along with hardware devices.

Authentication Software

We have established the following subsidiaries to develop and sell software-based authentication services:

•
Authentidate, Inc. – Authentidate has developed and released a software product designed to accept and store electronic files from around the world and from different operating systems via the Internet and to date and time stamp those files with a secure clock to prove content, date and time authenticity. The service allows users to also send authentic E-mail and we also expect that this service will be utilized for electronic bill presentment, financial services, health care and government applications. In July 2002, we entered in to a strategic alliance agreement with the U.S. Postal Service to offer the USPS Electronic Postmark® (EPM®), primarily through Microsoft Corporation’s Office® products. In order to facilitate this product launch, we entered into development and promotional agreements with Microsoft Corporation and an affiliate of Microsoft in order to create the necessary software interfaces to Microsoft Office®. We announced the general release of this product on October 21, 2003.

•	Authentidate International, A.G. – a wholly-owned subsidiary to market the Authentidate service in certain foreign countries; and

•	Trac Medical Solutions, Inc. – has developed a service based on the Authentidate technology designed to facilitate the processing of Certificates of Medical Necessity and other medical forms.

Computer Products and Services

Our DJS subsidiary primarily markets the following different products and services:

•	Computer Products and Integration Services;

•	Network Services; and

•	Internet/Intranet Development Services.

DocSTAR PRODUCT LINE

Our document imaging management system, marketed on a national level under the tradename DocStar, enables users to scan paper documents onto an optical disk, hard drive or other storage medium from which they can be retrieved in seconds. We design and assemble the DocStar product line, the main components of which are a proprietary software package and

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a personal computer. We purchase hardware components, such as computer processing units, memory cards, hard drives and other components, from unaffiliated third parties and assemble the DocStar computer for the system. The software utilized in DocStar consists of various versions of existing software from other developers, as well as software we have developed. We offer the DocStar System in several models, which offer different storage options and processing speeds. We also sell software upgrades and licenses which involve no hardware or computer parts. This system can be utilized as a “stand-alone” system or as part of a network installation. We consider our DocStar division to be a software business. While, we sell the computer in order provide the customer with a “turn-key” system, we believe that it is the software employed in the DocStar system which differentiates us from our competitors. Our dealers provide the end users with the peripheral hardware, such as third party manufactured scanners, monitors and printers, if necessary. During the 2003 fiscal year, we released a new version of the DocStar software, as well as additional modules.

The operation of a DocStar unit is similar to that of a facsimile machine. Documents are fed into an optical scanner that reads the documents and stores the information on one of several alternative mass storage devices. Documents can also be transmitted from or to the system via facsimile machine or modem. Documents can be retrieved almost instantaneously for viewing, printing or faxing thereby offering a significant time-saving tool to the modern office.

We market our DocStar products through a national dealer network of approximately 100 dealers and anticipate the addition of several new dealers in future fiscal quarters to expand into markets not currently served. While we have entered into relationships with new dealers during the past fiscal year, the overall number of dealers in our network has remained relatively constant due to our termination of under-performing dealers. We own and manage one dealership in the Albany, New York region, which also serves as a test market for new applications and software.

AUTHENTIDATE BUSINESS LINES

In 1999, we established a majority owned subsidiary named Authentidate, Inc., to engage in a new business line of providing end users with a software-based service which will:

•	accept and store electronic images from networks and personal computers throughout the world and from different operating systems via the Internet;

•	indelibly date and time stamp all electronic images received using a secure clock;

•	allow users to transmit only the “secure codes” to Authentidate fileservers while maintaining the original within the customers “firewall”; and

•	allow users to prove authenticity of time, date and content of stored electronic documents.

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Products and Services

Authentidate, Inc.

The Authentidate product, marketed as the Enterprise Edition, was released for sale in May, 2001. We contemplate that product integration development work will be necessary for many applications or customers. We realized minor revenue during fiscal year ended June 30, 2003. In August 2002, we announced that we entered into an agreement with the United States Postal Service to market the USPS Electronic Postmark Service® (“EPM®”). During the current fiscal year, AHC has generated revenue from sales of EPM transactions. The EPM employs our patent pending technology to ensure document authenticity. We also entered into development and promotional agreements with Microsoft Corporation and a Microsoft affiliate during the 2003 fiscal year in order to create the interfaces between the EPM and Microsoft software products, including Microsoft Office. We announced the release of the integrated product on October 21, 2003. We anticipate generating revenue from this arrangement during the 2004 fiscal year.

Authentidate International, AG

We formed a joint venture in March, 2000, known as Authentidate International, AG, with a German company to develop the Authentidate software in foreign languages and to market that product outside the Americas, Japan, Australia, New Zealand and India. This company is generating sales in the German maket. On March 15, 2002, we consummated the acquisition of the outstanding capital stock of Authentidate International not owned by us and presently own all of the capital stock of this company.

Authentidate International has marketed the Authentidate technology in the European marketplace and during the fiscal year ended June 30, 2003, entered into revenue generating agreements for its technology solutions. Currently, Authentidate International has entered into over twenty revenue-generating agreements with its customers.

Trac Medical Solutions, Inc.

We established Trac Medical Solutions, Inc. as WebCMN, Inc., in March, 2001 in order to develop a service to facilitate the processing of Certificates of Medical Necessity and other medical forms for the medical equipment supplier industry. WebCMN changed its corporate name to Trac Medical Solutions, Inc., in connection with its acquisition of various intellectual property and other assets in October, 2001, including the trademark “Trac Medical” and a patent application related to the business model it is developing. Through Trac Medical Solutions, we are developing a service offering which incorporates our proprietary Authentidate software that is designed to enable users to accurately and efficiently process Certificates of Medical Necessity, which are required to be submitted by suppliers of medical devices in order to obtain insurance reimbursement from Medicare and other third party payors for such products. This service is intended to reduce the time period for reimbursement currently experienced by medical device suppliers. During the fiscal year ended June 30, 2003, Trac Medical Solutions was primarily engaged in the market and product development stage. Trac Medical Solutions commenced marketing its service, CareCert™, during the fiscal year ended June 30, 2003 and realized minor sales during that period. Sales growth is expected during the current fiscal year. Trac Medical Solutions markets its service under the trademark CareCert™.

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In March 2003, we acquired all the outstanding stock of our subsidiary, Trac Medical Solutions, Inc. previously held by four other shareholders. Prior to the acquisition, we owned 85.8% of the oustanding stock of Trac Medical Solutions. As a result of the acquisition, we now own 100% of Trac Medical Solutions. The parties completed the transaction effective on March 18, 2003. The acquisition did not have a material effect upon our financial condition.

DJS MARKETING GROUP, INC.

DJS (d/b/a “Computer Professionals”) is a network and systems integrator of computer and peripheral products for a variety of customers, including corporations, schools, government agencies, manufacturers and distributors. DJS is a prominent systems integrator in the Albany, New York region.

DJS provides network integration, Internet/Intranet development, accounting solutions, service, consultation, document management and video conferences. DJS also services the products it sells by employing factory trained computer technicians and network engineers.

Products and Services

Computer Products and Integration Services

DJS purchases personal computers and peripheral computer products from many different suppliers. Peripheral computer products are products that operate in conjunction with computers, including but not limited to, printers, monitors, scanners, modems and software. DJS configures various computer hardware and peripheral products such as software together, to satisfy a customer’s individual needs.

System Integration Services

DJS’ network integration group designs, implements, installs, manages and supports enterprise networks with products from Novell, Microsoft, Citrix, Compaq, Cisco and others. Applications that the network system provides include security, remote access storage, E-mail, accounting systems, word processing, communication and any other applications that require the sharing of information. DJS designs customized solutions for its clients with precise objectives and its engineers analyze hardware, software, and cabling to ensure effective and affordable solutions.

Service and Consultation

DJS’s service department is authorized to repair and maintain all major brand products sold by DJS, including warranty and post-warranty equipment. DJS generally guarantees a four (4) hour response time for all service calls, with an average resolution time of next day.

DJS’s engineers also provide complete system configuration services, which includes installation of all hardware, including memory, disk drives, network or communication adapters, as well as any associated software or driver. All units are thoroughly tested after configuration and all malfunctioning units are eliminated.

Document Management Services

DJS also offers document imaging services which it believes is an efficient and

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financially attainable alternative to conventional, costly paper trails. Management believes digital documents can be stored, searched, retrieved and edited in a fraction of the time with complete access to the network and quality control features. Among other product lines, DJS offers customers our DocStar line.

Sales and Marketing

DJS markets its products and services throughout New York State, parts of Vermont and Massachusetts. DJS intends to expand its national and international sales and marketing departments. Clients include corporations, small office/home office owners, schools, government agencies, manufacturers and distributors.

Recent Events

Sale of Convertible Debentures

On September 12, 2003, we completed the sale of $2,470,000 of our securities to certain accredited investors pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Regulation D, promulgated thereunder. The sale of these securities constitutes the second tranche of a sale of such securities to these investors, the first tranche of which was completed in October 2002. We received net proceeds of approximately $2,300,000, after paying fees and expenses, and intend to use the proceeds for working capital and general corporate purposes.

In the transaction, we sold $2,470,000 of convertible debentures to the investors and warrants to purchase an aggregate of 247,000 shares of Common Stock. The debentures are convertible into shares of our common stock at an initial conversion price of $3.00 per share and the warrants are exercisable into shares of common stock at an initial price of $3.00 per share. The other terms and conditions of the debentures and warrants are the same as set forth in the debentures and warrants issued in the first tranche of this transaction in October 2002.

We also issued warrants to purchase an aggregate of 49,400 shares of our common stock to certain consultants for services rendered in connection with this transaction which are exercisable at $3.00 per share. The consultants also received a cash fee equal to 6% of the gross proceeds that we received.

The securities sold in this offering are restricted securities under the terms of Regulation D and may not be transferred or resold for a period of one year, except pursuant to registration under the Securities Act or an exemption thereunder. We are obligated to file a registration statement with the Securities and Exchange Commission to register the shares of common stock underlying the debentures and the warrants within thirty days of the closing date. If the registration statement is not timely filed or is not declared effective within sixty days (or within 120 days in the event of a Commission review) following the closing date, then we shall pay to the investors penalties equal to 2% of the proceeds per each month that we are not in compliance with these registration covenants.

Private Sale of Common Stock

On September 22, 2003, subsequent to the sale of the $2,470,000 of debentures and warrants, we sold 166,667 shares of our common stock and issued warrants to purchase 50,000 shares of our common stock to an accredited investor for an aggregate purchase price of $500,000. The warrants are exercisable into shares of common stock at an initial price of $3.00

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per share and all of the securities issued in this transaction are subject to a twelve month lock-up period during which the investor may not sell or otherwise transfer the securities. The securities sold in this offering are restricted securities pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Regulation D, promulgated thereunder and may not be transferred or resold for a period of one year, except pursuant to registration under the Securities Act or an exemption thereunder. We agreed to file a registration statement with the Securities and Exchange Commission to register the shares of common stock issued in this transaction within thirty days of the closing date. If the registration statement is not timely filed or is not declared effective within sixty days (or within 120 days in the event of a Commission review) following the closing date, then we shall pay to the investors penalties equal to 2% of the proceeds per each month that we are not in compliance with these registration covenants. We also issued warrants to purchase an aggregate of 10,000 shares of our common stock to a consultant for services rendered in connection with this transaction which are exercisable at $3.00 per share. The consultant also received a cash fee equal to 6% of the gross proceeds that we received.

Conversion of Outstanding Convertible Debentures

On October 2, 2003, we announced that we exercised our right to require the holders of an aggregate amount of $6,425,300 of convertible debentures to convert the entire outstanding principal amount of their debentures into shares of our common stock. The conversion of these debentures has resulted in our issuance of an aggregate amount of 2,528,192 shares of our common stock to the holders of the debentures. The specific debentures subject to this conversion requirement are an aggregate principal amount of $3,700,000 of convertible debentures issued in October 2002 and an aggregate principal amount of $2,725,300 of convertible debentures issued in May 2003. We will expense the debt discount as interest expense related to these two debenture issues during the quarter ending December 31, 2003. At September 30, 2003 the unamortized debt discount on these two debenture issues was approximately $2.8 Million. In addition, we will expense unamortized deferred financing costs related to these two debenture issues during the quarter ending December 31, 2003, in the amount of $242,000 at September 30, 2003. We will save approximately $450,000 in interest payments annually as a result of the conversion.

Our Offices

We were initially organized in August 1985 and reincorporated under the laws of the state of Delaware in May 1992. Our executive offices are located at 2165 Technology Drive, Schenectady, New York 12308, our telephone number is (518) 346-7799, and our Internet address is www.authentidatehc.com.

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THE OFFERING

Common Stock Offered by the Selling Security Holders	1,651,633
Common Stock Outstanding Prior to Offering (1)	24,845,649
Common Stock Outstanding After the Offering (2)	26,290,615
Use of Proceeds	Authentidate Holding Corp. will not receive any proceeds from the sales of the Selling Shareholders. We anticipate that proceeds received from the exercise of any warrants will be used for working capital and general corporate purposes. Please see “Use of Proceeds.”
Nasdaq National Market Symbol (Common Stock):	“ADAT”

(1)	Based on the number of shares actually outstanding as of November 1, 2003.

Unless otherwise specifically stated, information throughout this prospectus excludes as of November 1, 2003:

• 3,000,000 shares of Common Stock reserved for issuance under our 1992 Employee Stock Option Plan and 5,000,000 shares of Common Stock reserved for issuance under our 2000 Employee Stock Option Plan, of which a total of 4,209,822 shares have been reserved for currently outstanding options under both Employee Stock Option Plans;

• 167,500 shares of Common Stock reserved for currently outstanding options under our 1992 and 2001 Non-Executive Director Stock Option Plans;

• 3,458,685 shares of Common Stock reserved for issuance upon the exercise of currently outstanding warrants, including the 366,400 shares issuable upon exercise of warrants which are covered in this prospectus;

• 500,000 shares of Common Stock reserved for issuance upon the conversion of our Series B Preferred Stock;

• 823,333 shares of Common Stock reserved for issuance upon the conversion of outstanding convertible debentures, which shares are issuable upon conversion of the debentures covered in this prospectus.

(2)     Assumes the exercise and conversion of all of securities for which underlying shares are being registered, the issuance of 172,900 shares of common stock as interest payments on the debentures and the issuance of 82,333 shares pursuant to the anti-dilution provisions of the debentures.

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RISK FACTORS

An investment in the securities offered hereby involves a high degree of risk. The following factors, in addition to those discussed elsewhere, should be considered carefully in evaluating us and our business. An investment in the securities is suitable only for those investors who can bear the risk of loss of their entire investment.

If we continue to face uncertainties in marketing our products, we will continue to lose money.

We incurred losses of $9,839,309, $9,951,402 and $9,340,103 for the fiscal years ended June 30, 2003, 2002 and 2001, respectively, and a loss of $1,700,019 for the unaudited three months ended September 30, 2003. We have incurred significant costs developing our Authentidate related services and will continue to incur these costs in the future as we attempt to increase market awareness and sales. We have also incurred significant costs to date in establishing and maintaining the distribution channels for our DocStar products and will continue to incur such costs in the future. In the event we determine to expand our distribution channels, these costs would be expected to increase. Our prospects should be considered in light of the difficulties frequently encountered in connection with the establishment of a new business line and the competitive environment in which we operate. There can be no assurance that we will be able to achieve profitable operations in future operating periods.

We have limited working capital and may need additional funds to finance future operations.

Our capital requirements have been and will continue to be significant. We have been substantially dependent upon public offerings and private placements of our securities and on short-term and long-term loans from lending institutions to fund such requirements. We are expending significant amounts of capital to promote and market the Authentidate product line, including the offerings of our Trac Medical Solutions subsidiary and to continue to promote our DocStar products. Due to these expenditures, we have incurred significant losses to date. For the fiscal years ended June 30, 2003, June 30, 2002 and June 30, 2001, we used $5,189,117, $6,056,427 and $1,391,651 in cash for operating activities, respectively. For the three months ended September 30, 2003, we used $619,173 in cash for operating activities. If the revenue generated from our Authentidate-related products is less than anticipated, the carrying value of the goodwill costs may be impaired and require an impairment charge in the future.

During the fiscal year ended June 30, 2003, we consummated three separate private placements of our securities and received a net aggregate amount of approximately $8,100,000 from such transactions. In July, 2002, we commenced a private placement of units of our securities, each unit consisting of one share of common stock and warrants to purchase 0.20 shares of common stock. The offering expired on August 31, 2002 and we received an aggregate amount of gross proceeds $2,000,035 in this offering. On October 25, 2002 we sold an aggregate principal amount of $3,700,000 of convertible debentures and issued 444,000 common stock purchase warrants to the investors. In May, 2003 we sold an additional aggregate principal amount of $2,725,300 of convertible debentures and issued an aggregate of 419,279 common stock purchase warrants to the investors. During the fiscal quarter ended September 30, 2003, we completed the sale of an additional $2,470,000 of convertible debentures and 247,000 warrants to the same investor group who purchased the $3,700,000 of debentures in October 2002 and thereafter sold $500,000 of common stock and 50,000 warrants to an additional investor. We also received an aggregate amount of approximately

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$4,600,000 from the exercise of outstanding options and warrants for the period commencing on October 1, 2003 through November 7, 2003.

We expect the net proceeds received from these offerings and other transactions, along with revenues derived from our forecasted operations for fiscal 2004, to satisfy our cash needs through December 2004. If we are unable to attain projected sales levels for Authentidate, Authentidate International and Trac Medical, it may be necessary to raise additional capital to fund operations to meet our obligations. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. In the event such funds are not available, we will be forced to implement cost reduction strategies during fiscal 2004, including the reduction of corporate expenses such as salaries, marketing and professional fees and other costs and the possible shutdown or reduction of operations at Trac Medical Solutions, Authentidate or Authentidate International.

The forced conversion of our convertible debentures will cause dilution and may depress our stock price.

As of September 30, 2003, we had outstanding an aggregate principal amount of $8,895,300 of convertible debentures which are initially convertible into 3,351,525 shares of common stock. On October 2, 2003, we announced that we had elected to require the holders of an aggregate principal amount of $6,425,300 of convertible debentures to convert their debentures into shares of our common stock. The conversion of these debentures has resulted in our issuance of an aggregate amount of 2,528,192 shares of our common stock to the holders of the debentures. This conversion event will cause holders of our common stock to experience substantial dilution. Further, it is expected that the debenture holders may immediately sell some or all of the shares of common stock issued upon the conversion event. In this event, we may experience significant downward pressure on the trading price of our common stock. In addition, we continue to have outstanding an aggregate principal amount of $2,470,000 of debentures which are initially convertible in to an aggregate of 823,333 shares of common stock.

If the United States Postal Service cancels our agreement, we will not generate significant revenue from our Authentidate business and will need to incur additional costs in our efforts to successfully commercialize this product.

We entered into the strategic alliance agreement with the United States Postal Service to incorporate our Authentidate service into their Electronic Postmark® Service. The Postal Service has the right to cancel the contract in the event we are unable to perform our obligations and, after six months from the effective date of the agreement, the Postal Service may terminate the agreement at its convenience. If the Postal Service terminates the agreement, we will not generate any meaningful revenue from the relationship and will not recoup valuable time and resources expended in negotiating and consummating the agreement. Further, if we are unable to commence realizing revenue from our Authentidate service, we will incur additional costs in developing our product and exploring alternative avenues in which to successfully market this product. This would further strain our cash resources and may force us to reduce current and proposed operations in an effort to conserve our cash resources.

We have incurred significant additional costs concerning our international operations and may incur additional costs in the future.

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On March 15, 2002, we consummated a transaction to acquire all of the outstanding capital shares of Authentidate International, AG held by our co-venturers. Pursuant to the Stock Purchase Agreement, we repurchased all of the outstanding shares of Authentidate International in exchange for an aggregate of 1,425,875 shares of our common stock and warrants to purchase 100,000 shares of our common stock. In connection with this transaction, certain of the sellers also surrendered to us for cancellation an aggregate of 250,000 warrants to purchase shares of our common stock which were previously issued to them. There can be no assurances, however, that Authentidate International will achieve profitability. As the sole owner of Authentidate International, we may incur additional expenses in operating Authentidate International. During the fiscal year ended June 30, 2003, we advanced approximately $1,700,000 to this subsidiary. Further, we entered into an employment agreement with Mr. Jan C.E. Wendenburg, pursuant to which Mr. Wendenburg will serve as the Chief Executive Officer of Authentidate International, AG, for a three year term. In consideration of his services, Mr. Wendenburg received an initial base salary of US$200,000 and was granted options to purchase 184,000 shares of our common stock. We have also issued additional stock options to other employees of Authentidate International, AG.

The grant we received in connection with the construction of our headquarters requires us to attain certain thresholds, the attainment of which may significantly increase our operating costs.

In June 1999, we completed construction of a new office and production facility in Schenectady, New York for approximately $2,300,000, which was financed with a $1,000,000 grant from the Empire State Development Corporation (an agency of New York state) and a mortgage loan from a local financial institution. The grant stipulates that we are obligated to achieve certain annual employment levels between January 2002 and January 2004. We have not currently achieved the agreed upon employment levels. We recently reached an agreement with the relevant state agency to restructure the grant terms to provide for a reduced employment threshold of 99. In consideration for this modification, we agreed to repay $268,000 of the grant to the agency. This repayment is being made in monthly installments of $10,000, without interest. In order to achieve the employment levels required by the grant, we would incur substantial additional operating costs in connection with the salaries and benefits to be received by the additional employees. In the event we do not achieve the stipulated employment levels, we will need to repay an additional amount of the grant. In the event an additional amount will be required to be repaid, we expect to pay such amounts out of our cash reserves.

Our software security products may not be accepted by consumers, which would seriously harm our business.

We recently introduced our Authentidate product line, including the CareCert medical forms processing service, to the marketplace. Demand and market acceptance for our software security offerings remain subject to a high level of uncertainty. Achieving widespread acceptance of these products and maintaining market acceptance of DocSTAR will continue to require substantial marketing efforts and the expenditure of significant funds to create and maintain brand recognition and customer demand for such products. There can be no assurance that adequate marketing arrangements will be made and continued for such products and there

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can be no assurance that any of these products will ever achieve or maintain widespread market acceptance or that the sale of such products will be profitable.

If we cannot continuously enhance our products in response to rapid changes in the market, our business will be harmed.

The computer industry and software-based services industry are characterized by extensive research and development efforts which result in the frequent introduction of new products which render existing products obsolete. Our ability to compete successfully in the future will depend in large part on our ability to maintain a technically competent research and development staff and our ability to adapt to technological changes in the industry and enhance and improve existing products and successfully develop and market new products that meet the changing needs of our customers. Although we are dedicated to continued research and development of our products with a view towards offering products with the most advanced capabilities, there can be no assurance that we will be able to continue to develop new products on a regular basis which will be competitive with products offered by other manufacturers. At the present time, we do not have a targeted level of expenditures for research and development. We will evaluate all opportunities but believe the majority of our research and development will be devoted to enhancements of our existing products.

Technological improvements in new products that we and our competitors offer, which, among other things, results in the rapid decline of the value of inventories, as well as the general decline in the economy and other factors, have resulted in recent declines in retail prices for computer products. As competitive pressures have increased, many companies have ceased operation and liquidated inventories, further increasing downward pricing pressure. Such declines have, in the past, and may in the future, reduce our profit margins.

We do not have patents on all the technology we use, which could harm our competitive position.

We do not currently hold any patents and the technology embodied in some of our current products cannot be patented. We have four patents pending for the innovative technology underlying the Authentidate business plan that can verify the authenticity of digital images by employing a secure clock to stamp the date and time on each image captured and have one patent pending concerning the associated business process. We also have an additional patent application pending related to our Trac Medical Solutions, Inc., business model. We have also registered as trademarks the logos “DocStar” and “Authentidate” and acquired the registered trademark “Trac Medical”. We rely on confidentiality agreements with our key employees to the extent we deem it to be necessary. We further intend to file a patent application for any new products we may develop, to the extent any technology included in such products is patentable, if any. There can be no assurance that any patents in fact, will be issued or that such patents will be effective to protect our products from duplication by other manufacturers. In addition, there can be no assurance that any patents that may be issued will be effective to protect our products from duplication by other developers.

Other companies operating within our business segment may independently develop substantially equivalent proprietary information or otherwise obtain access to our know-how. In addition, there can be no assurance that we will be able to afford the expense of any litigation which may be necessary to enforce our rights under any patent. Although we believe that the products we sell do not and will not infringe upon the patents or violate the proprietary rights of others, it is possible that such infringement or violation has or may occur. We are aware of a

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patent issued in May 2002 to an agency of the Federal government which may conflict with our patent applications. We are continuing to investigate the possible conflict and will seek the advice of patent counsel to determine our proper course of action. In the event that products we sell are deemed to infringe upon the patents or proprietary rights of others, we could be required to modify our products or obtain a license for the manufacture and/or sale of such products. There can be no assurance that, in such an event, we would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do any of the foregoing could have a material adverse effect upon our business. Moreover, there can be no assurance that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. In addition, if our products or proposed products are deemed to infringe upon the patents or proprietary rights of others, we could, under certain circumstances, become liable for damages, which could also have a material adverse effect on our business.

We depend on others for components of our products, which may result in delays and quality-control issues.

We do not own or lease any manufacturing facilities and do not manufacture any of the component parts for our products. Rather, we purchase all of these components from unaffiliated suppliers. All of our DocStar products are assembled at our facilities. DJS acquires computer hardware from manufacturer or third party resellers. We believe that at the present time we have sufficient sources of supply of component parts and computer equipment, and that in the event any existing supplier ceases to furnish these to us, alternative sources are available. However, there can be no assurance that the future production capacity of our current suppliers and manufacturers will be sufficient to satisfy our requirements or that alternate suppliers and manufacturers will be available on commercially reasonable terms, or at all. Further, there can be no assurance that the availability of such supplies will continue in the future.

If our products are not competitive, our business will suffer.

Authentidate Holding Corp. and its subsidiaries are engaged in the highly competitive businesses of developing document imaging software and distributing turn-key document imaging systems, developing software-based authentication products, reselling computer hardware and software as well as technical support services for such businesses. The document imaging business is competitive and we compete with major manufacturers. Many of these companies have substantially more experience, greater sales, as well as greater financial and distribution resources than do we. The most significant aspects of competition are the quality of products, including advanced capabilities, and price. There can be no assurance that we can effectively continue to compete in the future.

Our Authentidate business, including the products offered by Trac Medical Solutions and Authentidate International, are new business lines and the level of competition across the product line is unknown at this point in time. There can be no assurances, however, that any of the Authentidate products, including the service offered through the U.S. Postal Service, will achieve market acceptance

Our DJS subsidiary is engaged in the highly competitive business of systems integration, computer services and computer reselling. DJS competes with many small and local companies which provide similar technical services to those offered by DJS. Additionally, DJS must compete with other computer resellers, many of whom have greater financial and technical resources. There can be no assurance that DJS will be able to compete successfully with these

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competitors.

If we lose our President, our business will be harmed.

Our success is largely dependent upon the services of our Chairman of the Board and President, John T. Botti. The loss of his services would have a material adverse affect on our business and prospects. We have entered into a three-year employment agreement with Mr. Botti, which was renewed in January 2003 for a one-year renewal term and which will expire in January, 2004. We are currently negotiating the terms of a new employment agreement with Mr. Botti, the terms of which have not yet been finalized. We have obtained, for our benefit, “key man” life insurance in the amount of $1,000,000 on Mr. Botti’s life.

Since we have not paid dividends on our common stock, you may not receive income from this investment.

We have not paid any dividends on our Common Stock since our inception and do not contemplate or anticipate paying any dividends on our Common Stock in the foreseeable future. Earnings, if any, will be used to finance the development and expansion of our business.

If our Common Stock is delisted from Nasdaq, liquidity in our Common Stock may be affected.

Our Common Stock is listed for trading on the Nasdaq National Market. In order to continue to be listed on Nasdaq, however, we must meet certain criteria, including one of the following:

•	maintaining stockholders’ equity of $10,000,000, a minimum bid price of $1.00 per share and a market value of its public float of $5,000,000; or

•	having a market capitalization of at least $50,000,000, a minimum bid price of $1.00 per share and a market value of its public float of $15,000,000.

On November 3, 2003, our closing bid price was $11.30. The dilution to our shareholders which could be caused by the widespread conversion of the Series B and Series C Preferred Stock as well as our outstanding convertible debentures could cause the per share value of our common stock to drop below the minimum bid of $1.00 required for continued listing. As of September 30, 2003, we had stockholders’ equity of $24,729,547 and as of September 30, 2003 the market value of our public float was approximately $101,936,233.

In the future, if we should fail to meet Nasdaq maintenance criteria, our Common Stock may be delisted from Nasdaq, and trading, if any, in our securities would thereafter be conducted in the non-Nasdaq over-the-counter market. As a result of such delisting, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our securities.

Although we anticipate that our Common Stock will continue to be listed for trading on Nasdaq, if the Common Stock were to become delisted from trading on Nasdaq and the trading price of the Common Stock was below $5.00 per share on the date the Common Stock was delisted, trading in such securities would also be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-

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Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of such securities and the ability of purchasers to sell their securities in the secondary market.

Our Series B Preferred Stock financing may result in dilution to our common shareholders.

Dilution of the per share value of our common shares could result from the conversion of most or all of the Series B Preferred Stock we sold in a private placement in October 1999. There are currently outstanding 28,000 shares of our Series B Preferred Stock. The holders of our outstanding shares of Series B Preferred Stock may convert these shares into shares of our common stock at a conversion price equal to $1.40. As of October 29, 2002, we obtained the consent of this holder to amend the Certificate of Designations, Preferences and Rights and Number of Shares of Series B Preferred Stock in order to fix the conversion rate at $1.40. Prior to this amendment, the conversion rate was equal to the lower of $1.875 and the average of the closing bid and asked prices of our common stock for the immediately preceding ten consecutive trading days ending one day prior to the notice of conversion; provided, however, that the conversion rate would not be below $0.875. Accordingly, the outstanding 28,000 shares of Series B Preferred Stock are presently convertible into an aggregate of 500,000 shares of our common stock. Prior to the amendment, the outstanding shares of Series B Preferred Stock were convertible into a maximum of 800,000 shares of our common stock. In consideration of obtaining the consent of the holder of the outstanding shares of our Series B Preferred Stock, we agreed that our right to redeem those shares would be deferred for a period of two years.

Even though our ability to fix the conversion price will ameliorate the otherwise negative dilutive effect of widespread conversion of the shares of Series B Preferred Stock, holders of our common stock could still experience substantial dilution from the conversion of the Series B Preferred Stock. In the event the conversion price is lower than the actual trading price on the day of conversion, the holder could immediately sell all of its converted common shares, which would have a dilutive effect on the value of the outstanding common shares. Furthermore, the significant downward pressure on the trading price of our common stock as Series B Preferred Stock holders converted these securities and sell the common shares received on conversion could encourage short sales by the holders of Series B Preferred Stock or other shareholders. This would place further downward pressure on the trading price of our common stock. Even the mere perception of eventual sales of common shares issued on the conversion of the Series B Preferred Stock could lead to a decline in the trading price of our common stock.

Our Series C Preferred Stock financings may result in dilution to our common shareholders.

Subsequent to June 30, 2003, the holder of the outstanding shares of Series C Preferred Stock elected to convert all of its 3,600 shares of Series C Preferred Stock into an aggregate of 743,034 shares of common stock. Dilution of the per share value of our common shares has resulted from the conversion of the outstanding shares of

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Series C Preferred Stock. We initially issued our Series C Preferred Stock transactions pursuant to Regulation S in May 2001. Our Series C Preferred Stock was convertible into shares of our common stock at a fixed conversion price of $4.845. In the transactions, the investors also acquired warrants to purchase such number of shares of our common stock as equals 10% of the number of shares issuable upon conversion of the Series C Preferred Stock, rounded up to the nearest 1,000 shares.

We have sold restricted shares which may depress our stock price when they are sellable under Rule 144.

As of November 1, 2003, there were 1,775,842 shares of restricted Common Stock currently outstanding, including certain of the Shares being registered for resale pursuant to this Prospectus, which may be deemed “restricted securities” as that term is defined under the Securities Act of 1933 (the “Act”), and in the future, may be sold pursuant to a registration under the Act, in compliance with Rule 144 under the Act, or pursuant to another exemption therefrom. Rule 144 provides, that, in general, a person holding restricted securities for a period of one year may, every three months thereafter, sell in brokerage transactions an amount of shares which does not exceed the greater of one percent of our then outstanding Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitations by a person who is not an affiliate of ours and was not an affiliate at any time during the 90 day period prior to sale and who has satisfied a two year holding period. Sales of our Common Stock by certain present stockholders under Rule 144 may, in the future, have a depressive effect on the market price of our securities. In addition, the sale of shares by officers and directors and other affiliated shareholders, may also have a depressive effect on the market for our securities.

The exercise of our outstanding options and warrants, and conversion of our remaining convertible debentures, may depress our stock price.

As of November 1, 2003, there were outstanding the following options and warrants:

•
Stock options to purchase an aggregate of 4,209,822 shares of common stock at exercise prices ranging from $0.01 to $9.125 per share, not all of which are immediately exercisable. The weighted average exercise price of the outstanding stock options is $4.26.

•
Immediately exercisable warrants to purchase an aggregate of 3,458,685 shares of common stock at exercise prices ranging from $1.00 to $11.00 per share. The weighted average exercise price of the outstanding warrants is $3.35.

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In addition, we continue to have outstanding an aggregate principal amount of $2,470,000 of convertible debentures. These debentures are initially convertible into an aggregate of 823,333 shares of common stock.

To the extent that these securities are exercised or converted, dilution to our shareholders will occur. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected, since the holders of these securities can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than the exercise and conversion terms provided by those securities.

If we cannot offset future taxable income our tax liabilities will increase.

At June 30, 2003, the date of our most recent fiscal year end, we had net operating loss carryforwards (“NOLS”) for federal income tax purposes of approximately $45,000,000 available to offset future taxable income. Under Section 382 of the Internal Revenue Code of 1986, as amended, utilization of prior NOLS is limited after an ownership change, as defined in Section 382, to an annual amount equal to the value of the corporation’s outstanding stock immediately before the date of the ownership change multiplied by the federal long-term exempt tax rate. Use of our NOLS could also be limited as a result of grants of stock options under stock option plans and other events. In the event we achieve profitable operations, any significant limitation on the utilization of NOLS would have the effect of increasing our current tax liability.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock offered hereby, but will receive proceeds from the exercise of the warrants being registered by this registration statement. If all the warrants included in this registration statement are exercised, we would receive $1,107,200 in proceeds. Any funds received in connection with exercises of these warrants will be used for working capital purposes.

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SELLING SECURITY HOLDERS

The shares offered for resale under this Prospectus are being registered for resale by selling security holders of Authentidate Holding Corp. who presently hold such shares or may acquire such shares upon the conversion of debentures, exercise of warrants or in the event we issue shares of our common stock as interest on the debentures or pursuant to the anti-dilution provisions of the debentures, or the transferees of such selling security holders. Such persons may resell all, a portion, or none of such shares.

Name of Selling Security Holder	Shares Beneficially Owned Prior to Offering	Shares Offered (2)	Shares Owned After Offering	Percentage of Shares Owned After Offering (1)

Securities Issued in Private Placement of Debentures
Omicron Master Trust (3)	1,685,837	536,855	1,148,982	4.6%
Midsummer Investment, Ltd. (4)	1,371,301	410,925	960,376	3.9%
Islandia, LP (5)	314,525	125,930	188,595	**
Lagunitas Partners, L.P. (6)	537,411	172,323	365,088	1.5%
Gruber & McBaine International (7)	211,067	62,301	141,435	**
Jon D. & Linda W. Gruber (8)	71,408	17,232	54,176	**
David Enzer (9)	90,437	20,007	70,430	**
Robert and Kathleen Cohen Family Trust, Dated 11/19/01 (9)(10)	76,014	20,007	56,007	**
J.P. Turner Partners, LP (9)(11)	19,386	19,386	0	0

Securities Issued in Private Placement of Common Stock
James M. Temple (12)	555,485	216,667	338,818	1.4%

Miscellaneous Securities
Terry N. Williams (13)	50,000	50,000	0	0

** Percentage is less than 1.0%.
(1)
Percentage based on 24,845,649 shares outstanding as of November 1, 2003. The debentures and warrants contractually limit each selling security holder’s right to convert the debentures or exercise the warrants, as the case may be, to the extent such selling security holder’s beneficial ownership exceeds 4.9% of the company’s then issued and outstanding shares of common stock.

(2)
With respect to securities sold in private placement of debentures only, listed shares represent shares issuable upon conversion of debentures, exercise of warrants and which we may issue as payment of interest on debentures or pursuant to certain anti-dilution provisions of the debentures, which are being registered pursuant to this Registration Statement.

(3)
Shares offered pursuant to this prospectus consist of 333,450 shares issuable upon conversion of debentures; 100,035 shares issuable upon exercise of warrants; up to 70,025 shares we may issue as interest payable on the debentures and 33,345 shares we may issue under the anti-dilution provisions of the debentures. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital

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has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(4)
Shares offered pursuant to this prospectus consist of 255,233 shares issuable upon conversion of debentures; 76,570 shares issuable upon exercise of warrants; up to 53,599 shares we may issue as interest payable on the debenture; and 25,523 shares we may issue under the anti-dilution provisions of the debentures. The President and Managing Director of Midsummer Capital, LLC, the investment advisor of Midsummer Investment, Ltd., share voting and dispositive power with respect to shares held by Midsummer Investment, Ltd. The President of Midsummer Capital, LLC is currently Michel A. Amsalem and the Managing Director of Midsummer Capital, LLC is currently Scott Kaufman. Messrs. Amsalem and Kaufman disclaim beneficial ownership of the shares held by Midsummer Investment, Ltd.

(5)
Shares offered pursuant to this prospectus consist of 78,217 shares issuable upon conversion of debentures; 23,465 shares issuable upon exercise of warrants; up to 16,426 shares we may issue as interest payable on the debenture; and 7,822 shares we may issue under the anti-dilution provisions of the debentures.

(6)
Shares offered pursuant to this prospectus consist of 107,033 shares issuable upon conversion of debentures; 32,110 shares issuable upon exercise of warrants; up to 22,477 shares we may issue as interest payable on the debenture; and 10,703 shares we may issue under the anti-dilution provisions of the debentures. Gruber McBaine Capital Management possesses voting and dispositive powers over the listed shares. Messrs. Jon D. Gruber, J. Patterson McBaine and Eric B. Swergold are the partners of Gruber McBaine Capital Management.

(7)
Shares offered pursuant to this prospectus consist of 38,697 shares issuable upon conversion of debentures; 11,609 shares issuable upon exercise of warrants; up to 8,126 shares we may issue as interest payable on the debenture; and 3,869 shares we may issue under the anti-dilution provisions of the debentures. Gruber McBaine Capital Management possesses voting and dispositive powers over the listed shares. Messrs. Jon D. Gruber, J. Patterson McBaine and Eric B. Swergold are the partners of Gruber McBaine Capital Management.

(8)
Shares offered pursuant to this prospectus consist of 10,703 shares issuable upon conversion of debentures; 3,211 shares issuable upon exercise of warrants; up to 2,248 shares we may issue as interest payable on the debenture; and 1,070 shares we may issue under the anti-dilution provisions of the debentures. Does not include an aggregate of 592,084 shares held by or issuable to Gruber & McBaine International, Lagunitas Partners and other affiliated entities, over which Mr. Gruber has discretionary control.

(9)	Shares offered consist of shares issuable upon exercise of warrants held by listed person.
(10)	Mr. Robert Cohen and Ms. Kathleen Cohen possess voting and dispositive powers over the listed shares.
(11)
Mr. William L. Mello and Mr. Timothy W. McAfee, officers of the listed holder, exercise shared voting and dispositive powers over the listed shares. Listed shares do not include an aggregate of 29,432 shares held by J.P. Turner & Co., LLC, with which the listed holder is affiliated and which shares are not included in this prospectus.

(12)	Shares offered on behalf of listed holder include 50,000 shares issuable upon exercise of warrants.
(13)	Shares offered on behalf of listed holder include 10,000 shares issuable upon exercise of warrants.

CIRCUMSTANCES UNDER WHICH
SELLING SHAREHOLDERS ACQUIRED SECURITIES

Set forth below is a summary of the circumstances that led to the issuance to the listed selling shareholders of shares of our common stock and the securities which are exercisable or convertible into shares of our common stock.

Private Placement of Debentures

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On September 12, 2003, we completed the sale of $2,470,000 of our securities to certain accredited investors pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Regulation D, promulgated thereunder. The sale of these securities constitutes the second tranche of a sale of such securities to these investors, the first tranche of which was completed in October 2002. We received net proceeds of approximately $2,300,000, after paying fees and expenses, and intend to use the proceeds for working capital and general corporate purposes.

In the transaction, we sold $2,470,000 of convertible debentures to the investors and warrants to purchase an aggregate of 247,000 shares of Common Stock. The debentures are convertible into shares of our common stock at an initial conversion price of $3.00 per share and the warrants are exercisable into shares of common stock at an initial price of $3.00 per share. The other terms and conditions of the debentures and warrants are the same as set forth in the debentures and warrants issued in the first tranche of this transaction in October 2002.

We also issued warrants to purchase an aggregate of 49,400 shares of our common stock to three consultants, David Enzer, Robert Cohen and J.P. Turner & Co., LLC, for services rendered in connection with this transaction, which are exercisable at $3.00 per share. The consultants also received a cash fee equal to 6% of the gross proceeds we received from the issuance of debentures and warrants to certain of the investors. The warrants issued to J.P. Turner & Co., LLC were assigned to J.P. Turner Partners, LP, an affiliated entity.

We are obligated to file a registration statement with the Securities and Exchange Commission to register the shares of common stock underlying the debentures and the warrants within thirty days of the closing date. This registration statement is being filed in compliance with the foregoing obligation. If the registration statement is not timely filed or is not declared effective within sixty days (or within 120 days in the event of a Commission review) following the closing date, then we shall pay to the investors penalties equal to 2% of the proceeds per each month that we are not in compliance with these registration covenants.

The investors purchasing debentures listed on the Selling Security Holders table are Omicron Master Trust, Midsummer Investment, Ltd., Islandia, L.P., Lagunitas Partners, LP, Gruber McBaine International, and Jon D. and Linda W. Gruber.

We have also included in this Registration Statement the following additional shares:

•	an aggregate of 172,900 shares of common stock issuable as interest payments on the debentures; and

•	an aggregate of 82,333 shares of common stock issuable pursuant to the weighted-average anti-dilution provisions of the debentures.

Private Placement of Common Stock

On September 22, 2003, subsequent to the sale of the $2,470,000 of debentures and warrants, we sold 166,667 shares of our common stock and issued warrants to purchase 50,000 shares of our common stock to Mr. James M. Temple for an aggregate purchase price of $500,000. The warrants are exercisable into shares of common stock at an initial price of $3.00 per share and all of the securities issued in this transaction are subject to a twelve month lock-up period during which the investor may not sell or otherwise transfer the securities. We agreed to file a registration statement with the Securities and Exchange Commission to register the shares of common stock issued in this transaction within thirty days of the closing date. If the

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registration statement is not timely filed or is not declared effective within sixty days (or within 120 days in the event of a Commission review) following the closing date, then we shall pay to the investors penalties equal to 2% of the proceeds per each month that we are not in compliance with these registration covenants. We also issued warrants to purchase an aggregate of 10,000 shares of our common stock to a consultant, J.P. Turner & Co., for services rendered in connection with this transaction which are exercisable at $3.00 per share. The consultant also received a cash fee equal to 6% of the gross proceeds that we received. The warrants issued to J.P. Turner & Co., LLC were assigned to J.P. Turner Partners, LP, an affiliated entity.

Miscellaneous Securities

In March 2003, we acquired the remaining outstanding stock of our subsidiary, Trac Medical Solutions, Inc. previously held by four other shareholders. Prior to the acquisition, we owned 85.8% of the oustanding stock of Trac Medical Solutions. As a result of the acquisition, we now own 100% of Trac Medical Solutions. Pursuant to the Stock Purchase Agreement entered into with Mr. Terry Williams, dated as of March 13, 2003, we issued an aggregate of 40,000 shares of our common stock to him. Further, in connection with Mr. William’s departure from Trac Medical, we entered into a severance agreement with him and agreed to issue to him warrants to purchase 10,000 shares of common stock and agreed to register his shares of our common stock in this registration statement.

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PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by or issuable to them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in

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connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreements or understandings, directly or indirectly, with any person to distribute the Common Stock.

We are required to pay all fees and expenses incident to the registration of the shares covered by this Registration Statement. We have further agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Mr. Robert Cohen, the trustee of a listed selling security holder, J.P. Turner Partners, LP and Mr. David Enzer are each affiliated with registered broker-dealers. Each of the foregoing selling security holders acquired these securities covered by this prospectus in the ordinary course of their business, as more fully described elsewhere in this prospectus under the caption “Circumstances Under Which Selling Shareholders Acquired Securities.” None of these selling security holders, at the time of their purchase of the securities covered by this prospectus, had entered into any agreements or other understandings, directly or indirectly, with any person to distribute the common shares issuable upon exercise of the warrants covered by this prospectus.

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REPORTS TO SHAREHOLDERS

We distribute annual reports to our stockholders, including audited financial statements, and will provide such other reports as management may deem necessary or appropriate to keep stockholders informed of our company’s operations.

LEGAL MATTERS

The legality of the offering of the shares will be passed upon for us by Goldstein & DiGioia, LLP, 45 Broadway, 11th Floor, New York, New York 10006. Members of the firm, or their affiliates, own in the aggregate approximately 2,900 shares of the common stock of Authentidate Holding Corp., which shares are not covered by this prospectus.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A for the year ended June 30, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We have filed a Registration Statement under the Act with the Securities and Exchange Commission, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to our company and such securities, reference is made to the registration statement and to the exhibits and schedules filed therewith. Each statement made in this prospectus referring to a document filed as an exhibit to the registration statement is qualified by reference to the exhibit for a complete statement of its terms and conditions. The registration statement, including exhibits thereto, may be inspected without charge to anyone at the office of the Commission, and copies of all or any part thereof may be obtained from the Commission’s principal office in Washington, D.C. upon payment of the Commission’s charge for copying.

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FORWARD LOOKING STATEMENTS

Certain statements in this Prospectus constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We desire to avail ourselves of certain “safe harbor” provisions of the 1995 Reform Act and are therefore including this special note to enable us to do so. Forward-looking statements included in this Prospectus or hereafter included in other publicly available documents filed with the Securities and Exchange Commission, reports to our stockholders and other publicly available statements issued or released by us involve known and unknown risks, uncertainties, and other factors which could cause our actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) achievements expressed or implied by those forward looking statements. These future results are based upon management’s best estimates of current conditions and the most recent results of our operations. The statements appear in a number of places in this Prospectus and include statements regarding our intent, belief or current expectations, and those of our directors or officers with respect to: (i) future revenues,(ii) product development, (iii) success in implementing the Authentidate business plan, (iv) the document imaging system industry, and (v) other matters. Our actual results could differ materially from those anticipated in the forward looking statements as a result of certain factors, including those discussed throughout this Prospectus. These risks include, but are not limited to, risks associated with recent and accumulated losses, competition, conflicts of interest, limited operating history, dependence upon one product line, and other risks detailed in this Prospectus and our Securities and Exchange Commission filings, including our Annual Report on Form 10-K/A, Quarterly Reports on Form 10-Q, as well as recently filed Reports on Form 8-K, if any, each of which could adversely affect our business and the accuracy of the forward looking statements contained herein.

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

Expenses in connection with the issuance and distribution of the securities being registered herein are estimated.

	Amount

Securities and Exchange Commission Registration Fee	$827.76
Printing and Engraving Expenses	$5,000	*
Accounting Fees and Expenses	$15,000	*
Legal Fees and Expenses	$25,000	*
Blue Sky Fees and Expenses	$0
Transfer Agent and Registrar Fees	$2,000	*
Miscellaneous Fees and Expenses	$1,500	*
Total	$49,327.76	*

* Estimated.

Item 15.	Indemnification of Directors and Officers

The General Corporation Law of Delaware provides generally that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative in nature, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) and, in a proceeding not by or in the right of the corporation, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such suit or proceeding, if he acted in good faith and in a manner believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Delaware law further provides that a corporation will not indemnify any person against expenses incurred in connection with an action by or in the right of the corporation if such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to

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indemnity for the expenses which such court shall deem proper.

Our By-Laws provide for indemnification of our officers and directors to the greatest extent permitted by Delaware law for any and all fees, costs and expenses incurred in connection with any action or proceeding, civil or criminal, commenced or threatened, arising out of services by or on behalf of us, providing such officer’s or director’s acts were not committed in bad faith. The By-Laws also provide for advancing funds to pay for anticipated costs and authorizes the Board to enter into an indemnification agreement with each officer or director.

In accordance with Delaware law, our Certificate of Incorporation contains provisions eliminating the personal liability of directors, except for (i) breaches of a director’s fiduciary duty of loyalty to us or to our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, and (iii) any transaction in which a director receives an improper personal benefit. These provisions only pertain to breaches of duty by directors as such, and not in any other corporate capacity, e.g., as an officer. As a result of the inclusion of such provisions, neither Authentidate Holding Corp. nor our stockholders may be able to recover monetary damages against directors for actions taken by them which are ultimately found to have constituted negligence or gross negligence, or which are ultimately found to have been in violation of their fiduciary duties, although it may be possible to obtain injunctive or equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have an effective remedy against the challenged conduct.

We have entered into Indemnification Agreements with each of our directors and officers (the “Indemnitees”) pursuant to which we have agreed to provide for indemnification, to the fullest extent permitted by law and our By-Laws, against any and all expenses, judgments, fines, penalties and amounts paid in settlement arising out of any claim in connection with any event, occurrence or circumstance related to such individual serving as a director or officer of us. Such indemnification includes the advance of expenses to the Indemnitees (including the payment of funds in trust therefor under certain circumstances) and is subject to there not having been determined that the Indemnitee would not be permitted to be indemnified under applicable law. The rights of indemnification are in addition to any other rights which the Indemnitees may have under our Certificate of Incorporation, By-Laws, the Delaware General Corporation Law or otherwise.

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Item 16. Exhibits

The exhibits designated with an asterisk (*) are filed herewith. All other exhibits have been previously filed with the Commission and, pursuant to 17 C.F.R. §230.411, are incorporated by reference to the document referenced in brackets following the descriptions of such exhibits. Certain portions of exhibits marked with the symbol (‡) have been granted confidential treatment by the Securities and Exchange Commission. Such portions were omitted and filed separately with the Securities and Exchange Commission.

Item No.	Description

2.1	Form of Stock Purchase Agreement dated as of March 4, 2002 by and among Authentidate Holding Corp., Authentidate International AG and PFK Acquisition Group I, LLC. (Exhibit 2.1 to Form 8-K dated March 15, 2002).

3.1	Certificate of Incorporation of Bitwise Designs, Inc.-Delaware (Exhibit 3.3.1 to Registration Statement on Form S-18, File No. 33-46246-NY)

3.1.1	Certificate of Designation of Series B Preferred Stock (Exhibit 3.2.1 to Form 10-KSB dated October 4, 1999)

3.1.2	Certificate of Amendment to Certificate of Incorporation (filed as Exhibit 3 to Definitive Proxy Statement dated February 16, 2001 as filed with the Securities and Exchange Commission).

3.1.3	Certificate of Designations, Preferences and Rights and Number of Shares of Series C Convertible Preferred Stock (Exhibit 4.1 to Form 10-Q dated May 14, 2001).

3.1.4	Certificate of Amendment of Certificate of Designations, Preferences and Rights and Number of Shares of Series C Convertible Preferred Stock (Exhibit 3.1.4 to Form 10-K dated September 26, 2001).

3.1.5	Certificate of Amendment of Certificate of Designations, Preferences and Rights and Number of Shares of Series B Convertible Preferred Stock (Exhibit 3.1 to Form 10-Q for the quarter ended December 31, 2002).

3.2	By-Laws (Exhibit 3.2 to Registration Statement on Form S-18, File No. 33-46246-NY)

4.1	Form of Common Stock Certificate (Exhibit 4.1 to Registration Statement on Form S-18, File No. 33-46246-NY)

4.2	Form of Series B Preferred Stock Certificates (Exhibit 4.5 to the Registration Statement on form SB-2, File No. 33-76494)

4.3	Form of Warrant issued to certain individuals in fiscal year ended June 30, 2001 (Exhibit 4.7 to Form 10-K dated September 26, 2001).

4.4	Form of Warrant issued in connection with Series C Preferred Stock Offering (Exhibit 4.2 to Form 10-Q dated May 14, 2001).

4.5	Form of Series C Preferred Stock Certificate (Exhibit 4.9 to Form 10-Q dated May 14, 2001).

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4.6	Form of Warrant Agreement issued to certain Warrant holders dated as of February 19, 2002 (Exhibit 10.1 to Form 8-K dated March 19, 2002).

4.7	Form of Warrant issued in connection with Unit Offering (Exhibit 4.12 to Form 10-K dated September 30, 2002).

4.8	Form of Debenture, dated as of October 25, 2002, between Authentidate Holding Corp. and certain investors (Exhibit 4.1 to Form 8-K dated October 25, 2002).

4.9	Form of Warrant , dated as of October 25, 2002, issued in connection with private placement (Exhibit 4.2 to Form 8-K dated October 25, 2002).

4.10	Form of Debenture, dated as of May, 2003, between Authentidate Holding Corp. and certain investors (Exhibit 4.1 to Form 8-K dated May 30, 2003).

4.11	Form of Warrant , dated as of May, 2003, issued in connection with private placement (Exhibit 4.2 to Form 8-K dated May 30, 2003).

4.12	Form of Debenture, dated as of September 12, 2003, between Authentidate Holding Corp. and certain investors (Exhibit 4.1 to Form 8-K dated September 15, 2003).

4.13	Form of Warrant , dated as of September 12, 2003, issued in connection with private placement (Exhibit 4.2 to Form 8-K dated September 15, 2003).

4.14	Form of Warrant , dated as of September 22, 2003, issued in connection with private placement (Exhibit 4.1 to Form 8-K dated September 22, 2003).

5*	Opinion of Goldstein & DiGioia, LLP.

10.1	1992 Employee stock option plan (Exhibit 10.10 to Registration Statement on Form S-18, File No. 33-46246-NY)

10.2	1992 Nonexecutive Directors stock option plan (Exhibit 10.11 to Registration Statement on Form S-18, File No. 33-46246-NY)

10.3	Agreement with Prime Computer, Inc. (Exhibit 10.14 to Registration Statement on Form S-18, File No. 33-46246-NY)

10.4	Agreement with Mentor Computer Graphics Ltd. (Exhibit 10.15 to Registration Statement on Form S-18, File No. 33-46246-NY)

10.5	Agreement and Plan of Merger by and among Bitwise Designs, Inc., Bitwise DJS, Inc., certain individuals and DJS Marketing Group, Inc. dated March 6, 1996 (Exhibit 2 to Form 8-K dated March 22, 1996)

10.6	Employment Agreement between John Botti and the Company dated January 1, 2000 (Exhibit 10.27 to the Company’s Form 10-KSB dated June 30, 2000).

10.7	Employment Agreement between Robert Van Naarden and Authentidate.com, Inc. dated July 5, 2000 (Exhibit 10.29 to the Company’s Form 10- KSB dated June 30, 2000).

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10.8‡	Joint Venture Agreement between The Company, Authentidate, Inc. and Windhorst New Technologies, Agi.G (Exhibit 10.30 to the Company’s Form 10-KSB dated June 30, 2000)

10.9‡	Technology License Agreement between The Company, Authentidate, Inc. and Windhorst New Technologies, Agi.G (Exhibit 10.31 to the Company’s Form 10-KSB dated June 30, 2000)

10.10	Series C Preferred Stock and Warrant Purchase Agreement between Authentidate Holding Corp. and purchasers of Series C Preferred Stock (Exhibit 10.1 to Form 10-Q dated May 14, 2001).

10.11	Registration Rights Agreement between Authentidate Holding Corp. and purchasers of Series C Preferred Stock (Exhibit 10.2 to Form 10-Q dated May 14, 2001).

10.12	2000 Employee Stock Option Plan (filed as Exhibit 2 to Definitive Proxy Statement dated February 16, 2001 as filed with the Securities and Exchange Commission).

10.13	Form of Security Exchange Agreement entered into between Authentidate Holding Corp., Authentidate, Inc. and certain security holders of Authentidate, Inc. (Exhibit 10.15 to the Company’s Form 10-K dated September 26, 2001)

10.14	Agreement dated May 24, 2001 between Authentidate Holding Corp., Authentidate, Inc., Internet Venture Capital, LLC and Nicholas Themelis. (Exhibit 10.16 to the Company’s Form 10-K/A dated January 24, 2002)

10.15	Underlease Agreement of Authentidate, Inc. for a portion of the 43rd Floor at 2 World Financial Center. (Exhibit 10.17 to the Company’s Form 10-K dated September 26, 2001)

10.16	2001 Non-Executive Director Stock Option Plan (filed as Exhibit A to Proxy Statement dated December 18, 2001, as filed with the Commission).

10.17	Form of Letter of Credit dated as of May 6, 2002 between DJS Marketing Group, Inc. and Transamerica (filed as Exhibit 10.2 to Form 10-Q dated May 15, 2002).

10.18	Form of Unit Purchase Agreement entered into between Authentidate Holding Corp. and certain investors (Exhibit 10.21 to Form 10-K dated September 30, 2002).

10.19	Form of Registration Rights Agreement entered into between Authentidate Holding Corp. and certain investors (Exhibit 10.22 to Form 10-K dated September 30, 2002).

10.20‡	Strategic Alliance Agreement between Authentidate Holding Corp., Authentidate, Inc. and United States Postal Service dated as of July 31, 2002. (Exhibit 10.23 to Form 10-K dated September 30, 2002).

10.21	Form of Securities Purchase Agreement entered into between Authentidate Holding Corp. and certain investors, dated as of October 25, 2002 (Exhibit 10.1 to Form 8-K dated October 25, 2002).

10.22	Form of Registration Rights Agreement entered into between Authentidate Holding Corp. and certain investors, dated as of October 25, 2002 (Exhibit 10.2 to Form 8-K dated October 25, 2002).

10.23	Form of Securities Purchase Agreement entered into between Authentidate Holding Corp. and certain investors, dated as of May 21, 2003 (Exhibit 10.1 to Form 8-K dated May 30, 2003).

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10.24	Form of Registration Rights Agreement entered into between Authentidate Holding Corp. and certain investors, dated as of May 21, 2003 Exhibit 10.2 to Form 8-K dated May 30, 2003)

10.25	Form of Securities Purchase Agreement entered into between Authentidate Holding Corp. and certain investors, dated as of September 12, 2003 (Exhibit 10.1 to Form 8-K dated September 15, 2003).

10.26	Form of Registration Rights Agreement entered into between Authentidate Holding Corp. and certain investors, dated as of September 12, 2003 (Exhibit 10.2 to Form 8-K dated September 15, 2003).

10.27	Form of Securities Purchase Agreement entered into between Authentidate Holding Corp. and a certain investor, dated as of September 22, 2003 (Exhibit 10.1 to Form 8-K dated September 22, 2003).

10.28	Form of Registration Rights Agreement entered into between Authentidate Holding Corp. and a certain investor, dated as of September 22, 2003 (Exhibit 10.2 to Form 8-K dated September 22, 2003).

23.1*	Consent of PricewaterhouseCoopers LLP

23.2*	Consent of Goldstein & DiGioia, LLP, contained in Exhibit 5.

24	Power of Attorney (included on signature page of the Registration Statement filed on October 10, 2003).

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Item 17. Undertakings

The undersigned registrant hereby undertakes:

A.     (1)     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

         (iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information to be contained in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)     For purposes of determining any liability under the Securities Act of 1933, each filing of our company’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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B.               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3/A and have duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Schenectady, New York, on November 19, 2003.

AUTHENTIDATE HOLDING CORP.

By: /s/ John T. Botti John T. Botti, Chief Executive Officer, Chairman of the Board and President

Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons on our behalf and in the capacities and on the dates indicated.

Name	Title	Date

/s/ John T. Botti John T. Botti	Chairman of the Board, President and Chief Executive Officer	November 19, 2003

/s/ J. David Luce* J. David Luce	Director	November 19, 2003

/s/ Steven A. Kriegsman* Steven A. Kriegsman	Director	November 19, 2003

/s/ J. Edward Sheridan* J. Edward Sheridan	Director	November 19, 2003

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/s/ Charles C. Johnston Charles C. Johnston	Director	November 19, 2003

/s/ Dennis H. Bunt* Dennis H. Bunt	Chief Financial Officer and Principal Accounting Officer	November 19, 2003

/s/ Thomas Franceski* Thomas Franceski	Vice President, Technology Products Group	November 19, 2003

*	/s/ John T. Botti By: John T. Botti, Attorney in Fact